SIDLEY AUSTIN LLP ONE SOUTH DEARBORN CHICAGO, IL 60603 (312) 853-7000 (312) 853-7036 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT	GENEVA HONG KONG LONDON LOS ANGELES NEW YORK	SAN FRANCISCO SHANGHAI SINGAPORE TOKYO WASHINGTON, DC

wcarlson@sidley.com (312) 853-7734	FOUNDED 1866

May 22, 2006

Mr. Brad Skinner

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE, Room 4561

Washington, D.C. 20549

Re:	Response of Kimberly-Clark Corporation to the

Staff’s Comment Letter Dated May 10, 2006

File No. 1-225

Dear Mr. Skinner:

On behalf of our client, Kimberly-Clark Corporation, we are submitting this letter, together with the enclosed document entitled “Response of Kimberly-Clark Corporation to the Staff’s Comment Letter Dated May 10, 2006,” in response to the comments contained in the letter dated May 10, 2006 from the Staff of the Securities and Exchange Commission (the “Commission”) to the Company.

On behalf of the Company, we also acknowledge (as you requested in your letter of May 10, 2006) that:

(1)	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(2)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

(3)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this letter or the Response, please contact the undersigned at (312) 853-7734.

Very truly yours,

/s/ Walter C. Carlson

WCC: dsd

Enclosure

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

RESPONSE OF KIMBERLY-CLARK CORPORATION TO THE STAFF’S COMMENT LETTER DATED MAY 10, 2006

This document responds to the Staff’s letter dated May 10, 2006 (the “Staff’s Comment Letter”) to Kimberly-Clark Corporation in which the Staff commented on Kimberly-Clark Corporation’s Form 10-Q for the quarter ended March 31, 2006, filed May 5, 2006 (the “10-Q”), and Form 8-K filed April 24, 2006 (the “8-K”). References to “We”, “Us”, “Our”, “K-C” or the “Company” in this letter or the attachments hereto mean Kimberly-Clark Corporation.

We note that on page 3 of the Staff’s Comment Letter, the Staff requests that we amend our filings as appropriate. In view of the Staff’s comments, which only requested supplemental information, and for the reasons set forth in our responses, we respectfully submit that no amendments to our prior filings are necessary. As indicated below, we plan to provide additional disclosure in our future filings as may be appropriate.

For convenience, the Staff’s comments are retyped below.

Staff Comments and Company Responses

Form 10-Q for the Quarterly Period Ended March 31, 2006

Financial Statements

Notes to Consolidated Financial Statements

Note 3. Competitive Improvement Initiatives, page 7

Staff Comment No. 1:

Based on discussion here and elsewhere in your filing, it appears that your competitive improvement initiatives will consist of various individual plans or actions that will occur over numerous future periods. Explain to us how you have evaluated what actions will represent separate plans for purposes of disclosure under SFAS 146 and SAB Topic 5.P, question 4. Please note that presentation of separate information for each individual plan generally is appropriate.

Company’s Response:

For the reasons set forth below, we believe the Competitive Improvement Initiatives represent a single, comprehensive and integrated plan for improving our competitive position on a world-wide basis.

The following background information on our Competitive Improvement Initiatives provides the context within which we evaluated our Strategic Cost Reductions to determine the proper disclosure under applicable rules, including Statement of Financial Accounting Standards No. 146, Accounting for Costs Associated with Exit or Disposal Activities (“SFAS 146”), and Staff Accounting Bulletin Topic 5.P, Question 4:

Background

In 2003, we introduced our Global Business Plan (“GBP”), which sets forth our detailed long-term strategy for growth in net sales and net income through a financially disciplined approach to brand reinvestment and innovation. The GBP is a high-level plan that identified: 1) our growth businesses; 2) those businesses that needed to be sustained, and 3) those businesses that should be evaluated for possible restructuring or disposal. During 2004 and the first half of 2005, the GBP was reviewed against changes in market dynamics, competitive activity and overall macro-economic factors. Also during this period, our management teams developed comprehensive strategies by which the objectives of the GBP could be achieved. After careful review by the Company’s senior leaders and our Board of Directors, these strategies were distilled into a single overall strategic plan and presented to our Board of Directors for authorization.

On July 20, 2005, our Board of Directors authorized a multi-year comprehensive plan (the “Plan”) to improve our competitive position by accelerating investments in targeted growth opportunities, streamlining our worldwide manufacturing operations and enhancing the efficiency and cost effectiveness of our administrative operations. We refer to this comprehensive plan as our “Competitive Improvement Initiatives”. Our Competitive Improvement Initiatives are consistent with the GBP and are designed to deliver cost savings while focusing investment on building and growing those businesses that will yield improved margins and higher returns on invested capital. A key element of our Competitive Improvement Initiatives is the strategic cost reductions that we anticipate will result from streamlining and restructuring our manufacturing and administrative operations (the “Strategic Cost Reductions”).

In the Company’s July 22, 2005 press release, which was furnished to the Commission in a Form 8-K filed on July 22, 2005, we provided the following background information on our Competitive Improvement Initiatives and the related Strategic Cost Reductions:

“Competitive Improvement Initiatives

With the introduction of its Global Business Plan in 2003, the company detailed a long-term strategy for top- and bottom-line growth through a financially disciplined approach to brand reinvestment and innovation. The competitive improvement initiatives announced today are consistent with that plan and are designed to deliver cost savings while focusing investment on building and growing those businesses that will yield improved margins and higher returns on invested capital.

These targeted growth investments are driven by a proactive and determined focus on delivering the best solutions to customers, shoppers and users in the areas in which Kimberly-Clark is uniquely positioned to achieve the greatest success. Specifically, the company will invest to:

•	strengthen its leadership position in baby and child care, adult care and family care. In particular, investments to support “grow” businesses, such as light-end incontinence, child care and mid-tier diapers, will be ramped up.

•	accelerate growth in developing and emerging markets by focusing on the high growth BRICIT (Brazil, Russia, India, China, Indonesia and Turkey) countries.

•	build on positions of regional strength in feminine care – the Americas and parts of Asia – while improving returns for the business worldwide.

•	extend the K-C Professional portfolio in higher margin segments such as workplace, safety and do-it-yourself markets.

•	expand core health care products globally and shift the portfolio to higher margin products.

•	boost R&D spending to better identify and leverage customer/shopper/user insights – and then more quickly transform those insights into proprietary technologies and innovative total solutions that will drive both growth and profitability. The company expects R&D spending to rise to more than $400 million by 2009, an increase of over 50 percent compared to 2004.

•	upgrade customer management skills, tools and processes in order to strengthen customer relationships and collaboration efforts.

In support of these initiatives and to help improve brand equity and market share, the company plans to reinvest significant funds in strategic marketing, raising spending levels as a percent of sales by more than 100 basis points from 2004 to 2009.

These investments go hand in hand with strategic cost reductions aimed at streamlining manufacturing and administrative operations primarily in North America and Europe, creating an even more competitive platform for growth and margin improvement. The new cost reduction initiatives will result in cumulative charges of approximately $900 million to $1.1 billion before tax ($625-$775 million after tax) over a three and one-half year period beginning in the third quarter of 2005, and are expected to yield annual pretax savings that increase to $300-$350 million by 2009. Continuous productivity gains over the last several years along with investments in state-of-the-art manufacturing capacity are enabling the company to consolidate production at fewer facilities.”

The Company’s Evaluation of Disclosure Pursuant to SFAS 146 and SAB Topic 5.P, Question 4.

Following the Board’s authorization of the Plan, we reviewed the appropriate accounting literature and disclosure rules with respect to the Plan. Specifically, we have reviewed question 4 to Staff Accounting Bulletin Topic 5.P and SFAS 146. In our opinion, except for footnote 1 to SFAS 146, neither document clearly articulates what actions would distinguish a restructuring covered under a single plan from one that involves multiple plans. However, based on the guidance in footnote 1 to SFAS 146, our evaluation is that we have a single, comprehensive and integrated plan. Footnote 1 in SFAS 146 provides the following: “For purposes of this Statement, an exit activity includes but is not limited to a restructuring as that term is defined in IAS 37, Provisions, Contingent Liabilities and Contingent Assets. Paragraph 10 of IAS 37 defines a restructuring as ‘a programme that is planned and controlled by management, and materially changes either: (a) the scope of a business undertaken by an enterprise; or (b) the manner in which that business is conducted.’ A restructuring covered by IAS 37 (paragraph 70) includes the sale or termination of a line of business, the closure of business activities in a particular location, the relocation of business activities from one location to another, changes in management structure, and a fundamental reorganization that affects the nature and focus of operations.” (Emphasis added). The Competitive Improvement Initiatives and the related Strategic Cost Reductions will materially change both the scope of Kimberly-Clark’s businesses and the manner in which those businesses are conducted. The relationship of the actions within the Strategic Cost Reductions affecting our manufacturing footprint, delivery of functional administrative support to the businesses (such as information technology, engineering and design functions, and finance and accounting) and ultimate design of our worldwide organization are inter-woven in a fashion that makes them a completely integrated plan.

Accordingly, we concluded that the Competitive Improvement Initiatives, or the Plan, is a single comprehensive plan, and our disclosure has been based on that conclusion. We have disclosed in our Form 10-Q all of the information required by paragraph 20 of SFAS 146 for the Plan.

A number of the Strategic Cost Reductions involve improving our manufacturing footprint to permit delivery of our products to customers in the most cost-effective manner. This entails closing or streamlining certain manufacturing facilities and expanding others. These various actions are interrelated in our overall plan to optimize our manufacturing footprint.

When undertaking such a far reaching and comprehensive restructuring initiative, it is necessary that action steps of the initiative be planned and executed in a systematic and orderly manner in order not to disrupt our business operations and service to our customers. For example, we are relocating certain operations from the United States to Mexico to improve our manufacturing footprint. This requires movement of machinery and equipment to and the training of employees at the new location. However, in order to continue to serve our customers during the approximate two-year transition period, it is necessary to continue production at the old locations. Consequently, not all machinery can be moved at the same time. This is why the costs of the relocation activity, in this example, which began in 2005, will be reported each quarter until the end of the transition period, which is currently estimated to be late 2007.

All of the charges that are being disclosed as the Strategic Cost Reductions are within the scope of the Plan as authorized by our Board of Directors in July 2005. Management reviews the charges to ensure that they do not include ordinary, operational expenses of the business. For the reasons stated above, we have a single, comprehensive and integrated plan and our disclosures have provided specific information to our investors as to the scope and magnitude of the Strategic Cost Reductions in our Plan. In addition to disclosing the costs of the Strategic Cost Reductions in the notes to our financial statements in the Form 10-Q and our discussion in MD&A, we have presented the total Strategic Cost Reduction charges incurred in the reporting period as they relate to our business segments. See the footnote to our business segment data in Note 10. We have done this to comply with SFAS 146 disclosure requirements, even though we do not include these charges in our business segment results since they are corporate decisions.

We have read question 4 of Staff Accounting Bulletin Topic 5.P and have concentrated our attention on the first paragraph of the Interpretive Response. Accordingly, our disclosure in Note 3 to financial statements contained in the Form 10-Q is dedicated solely to the Strategic Cost Reductions related to our Competitive Improvement Initiatives. Furthermore, in the last paragraph of Note 3, we have disclosed which line items on our income statement contain these charges and the amounts charged to such line items for the period ended March 31, 2006. Our MD&A also contains a robust disclosure of the nature and amount of these charges, including our expectations as to the total costs of the Plan and the expected cost savings resulting from execution of the Plan.

In view of the Staff’s comment, however, we have reviewed our Strategic Cost Reductions to determine what, if any, additional disclosures might provide meaningful information to our investors. Accordingly, we plan to provide additional disclosure of the Strategic Cost Reduction charges on a geographic basis (i.e., North America, Europe and Other) in future filings with the Commission. For example, we plan to display the major types of costs incurred each period by geographic area, e.g., costs of workforce reductions, additional depreciation and amortization charges, and asset write-offs. Please see the last two tables in our proposed draft of Note 3 for the second quarter 2006 Form 10-Q, attached as Appendix A, for an example of this additional proposed disclosure. We plan to present such information for each quarter and on a year-to-date basis in our Form 10-Q and for the year in our Form 10-K.

Form 8-K filed April 24, 2006

Staff Comment No. 2:

The sub-heading of your press release indicates, in part, that “EPS Before Unusual Items Were 93 Cents.” We note no corresponding disclosure of earnings per share on a GAAP basis. Explain to us why you believe this presentation complies with Item 10(e)(i)(A) of Regulation S-K.

Company Response:

In the first paragraph of our April 24, 2006 press release, we disclosed that diluted net income for the period was 60 cents per share, which was determined in accordance with accounting principles generally accepted in the U.S. (“GAAP”). This GAAP financial measure was then followed by disclosure of earnings before unusual items, which is a non-GAAP financial measure. As stated in the press release, we believe that investors’ understanding of the Company’s performance is enhanced by disclosing this non-GAAP financial measure as a reasonable basis for comparison of the Company’s ongoing results of operations. A reconciliation of the non-GAAP financial measure to the GAAP financial measure was also contained in the press release.

We believe our presentation of the GAAP financial measures in the first paragraph of the press release shares equal prominence with the subheading in the release that contained the non-GAAP financial measure. We further believe that our presentation of these GAAP and non-GAAP financial measures provided information that is important to investors’ understanding of our business. We do, however, appreciate the Staff’s concern and, in the future, we will not include non-GAAP financial measures in our earnings release subheadings, unless we also include in the subheadings the comparable measure determined in accordance with GAAP.

Staff Comment No. 3:

Under the caption “Other First Quarter Operating Results”, you disclose and discuss operating profit before unusual items. We note no corresponding disclosure or discussion of operating profit on a GAAP basis. Explain to us why you believe this presentation complies with Item 10(e)(i)(A) of Regulation S-K.

Company Response:

The only adjustment necessary to reconcile the non-GAAP financial measure to the GAAP financial measure in our April 24, 2006 press release was the charges associated with the Strategic Cost Reductions. Those charges were discussed in detail in the section of the press release immediately after the discussion of the non-GAAP operating profit financial measure. The press release included a section on page 5 titled “Non-GAAP financial measures.” This section references the reconciliations, attached to the press release, of non-GAAP financial measures included in the press release to the most closely analogous measures determined in accordance with GAAP. The second table on page 7 of the press release reconciles “Operating Profit Before Unusual Items” with “Operating Profit” in our income statement. Thus, investors were provided operating profit determined in accordance with GAAP and a reconciliation with the non-GAAP financial measure.

Although we believe our April 24, 2006 disclosures were appropriate, in view of the Staff’s comments, whenever we discuss a non-GAAP financial measure in a future earnings press release, we also will include in the same section a discussion of the comparable measure determined in accordance with GAAP.

Staff Comment No. 4:

We note that you have described the charges incurred in connection with your competitive improvement initiatives as being “unusual.” Explain to us why you believe it is appropriate to describe these charges as being “unusual.” In this regard, it appears that your competitive improvement initiatives consist of various individual plans or actions that will occur, and result in charges, over numerous future periods.

Company Response:

As noted in our response to Staff Comment No. 1 above, the Competitive Improvement Initiatives is a single, comprehensive and integrated plan for improving our competitive position on a world-wide basis. As previously discussed, the Strategic Cost Reductions that support this Plan involve the selling, closing or streamlining of approximately 24 facilities and a net workforce reduction of approximately 10 percent of our employees.

We consider the charges associated with the Strategic Cost Reductions under our Competitive Improvement Initiatives to be unusual for a number of reasons, including the following:

•	The charges arise out of a single, comprehensive plan that is expected to be transformational to the enterprise.

•	The charges are derived from events and actions that are outside the day-to-day course of business.

•	The charges have a significant financial impact on the Company’s results.

We used the term “unusual” in our press release to refer to “the charges associated with the Strategic Cost Reductions under our Competitive Improvement Initiatives.” In our July 22, 2005 press release, we also informed our investors that we would designate charges associated with our Strategic Cost Reductions as “unusual” in future quarterly press releases and report on the progress of our Strategic Cost Reduction activities on a quarterly basis. As indicated in our response to Staff Comment No. 5 below, our investors and analysts who follow our Company expect us to provide information on our performance both before and after the effects of unusual items.

Because a plan with this magnitude of charges is not typical of the routine cost of doing business, we believe that these actions are unusual and the charges incurred in connection with the Strategic Cost Reductions therefore are appropriately described as “unusual” in nature. We believe that this designation is appropriate, notwithstanding that the charges arising from the Plan will be recorded over multiple periods.

Staff Comment No. 5:

With respect to your presentation of operating profit and earnings before “unusual” items, explain to us, in detail, how you have considered the answers to questions 8 and 9 in Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Your response should address, but not be limited to, why you believe the measure is useful to investors.

Company Response:

We have considered Questions 8 and 9 of the Staff’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures and believe that our disclosures are consistent with the guidance contained therein. We believe that Questions 8 and 9 relate to the prohibitions contained in Item 10(e)(1)(ii) of Regulation S-K, which are applicable to documents filed with the Commission. The adopting release on the Conditions for Use of Non-GAAP Financial Measures and Instruction No. 2 to Item 2.02 of Form 8-K indicate that press releases furnished under Item 2.02 of Form 8-K must satisfy the requirements of Item 10(e)(1)(i) but are not subject to the prohibitions contained in Item 10(e)(1)(ii). We further believe that disclosing our earnings before the impact of the charges associated with our Strategic Cost Reductions is meaningful and useful to investors and others for a number of reasons. This is why we advised our investors at the outset of the Plan that we would designate the charges associated with our Strategic Cost Reductions as “unusual” in our future quarterly earnings press releases.

Some of the reasons we believe this information is important to our investors include:

•	Many investors compare our results from normal operations from one period to the next. Providing investors with earnings before the impact of the unusual charges enables investors to more readily compare our first quarter 2006 results with our first quarter 2005 results, a period that preceded the start of our Competitive Improvement Initiatives.

•	Many investors are interested primarily in understanding the performance of our core businesses. These investors would ordinarily add back to our GAAP net income the charges arising from events that are not part of the normal day-to-day operations of our businesses. By providing the non-GAAP financial measures, together with the reconciliations contemplated by Regulation G, we believe we are increasing transparency by enhancing our investors’ understanding of our core businesses in addition to providing the ability to understand our GAAP earnings.

•	In light of the nature and magnitude of our Strategic Cost Reductions, many investors desire to see their impact on our financial results. These investors are trying to assess how well we are maintaining our focus on current business while executing the material changes to our enterprise which are contemplated by our Competitive Improvement Initiatives.

•	Many investors are also tracking our performance in executing the Strategic Cost Reductions in the Plan and separately disclosing these costs assists investors in comparing these costs against the expected costs of the Plan.

•	Many investors track our performance before unusual items to assess how we are meeting our published expectations for net sales, operating profit, earnings per share and return on invested capital (“ROIC”), all of which are established on a before unusual items basis. Additionally, our Annual Report to Stockholders and our Proxy Statement indicate that the Company’s incentive compensation plans are based, in part, on the Company’s earnings per share and improvement in the Company’s ROIC calculated on a before unusual items basis.

As noted above in our responses to Staff Comment Nos. 1 and 4, our Competitive Improvement Initiatives, including the Strategic Cost Reductions, are one comprehensive plan. This Plan is extensive in its scope, significant in its costs, and will be executed in a finite period of time. Execution of the Plan is not part of our ordinary, day-to-day operations. Accordingly, we believe that it is appropriate to characterize such charges as unusual and we believe doing so provides important supplemental information to our investors that improves their understanding of financial information prepared in accordance with GAAP.

APPENDIX A

DRAFT

Note 3. Competitive Improvement Initiatives

In July 2005, the Corporation authorized a multi-year program to further improve its competitive position by accelerating investments in targeted growth opportunities and strategic cost reductions aimed at streamlining manufacturing and administrative operations, primarily in North America and Europe.

The Strategic Cost Reductions related to the Competitive Improvement Initiatives commenced in the third quarter of 2005 and are expected to be substantially completed by December 31, 2008. Based on current estimates, the Strategic Cost Reductions are expected to result in cumulative charges of approximately $1.0 to $1.1 billion before tax ($700 - $775 million after tax) over that three and one-half year period.

By the end of 2008, it is anticipated there will be a net workforce reduction of about 10 percent, or approximately 6,000 employees. Since the inception of the initiatives, a net workforce reduction of more than xxx has occurred. Approximately 20 manufacturing facilities, or 17 percent of the Corporation’s worldwide total, are expected to be sold or closed and an additional 4 facilities are expected to be streamlined. As of June 30, 2006, charges have been recorded related to initiatives for xx facilities.

In connection with the Strategic Cost Reductions, charges totaling $xxx.x million were incurred in the second quarter of 2006; $xxx.x million after tax. Of the $xxx.x million of charges, $xxx.x million were noncash charges comprised of the following:

(Millions of dollars)	Three Months Ended June 30, 2006
Incremental depreciation and amortization	$	xx.x
Asset write-offs		xx.x
Loss on asset disposal and other		xx.x

Noncash charges recorded during the second quarter of 2006	$	xxx.x

For the six months ended June 30, 2006, total charges of $xxx.x million were incurred; $xxx.x million after tax. Of the $xxx.x million of charges, $xxx.x million were noncash charges comprised of the following:

(Millions of dollars)	Six Months Ended June 30, 2006
Incremental depreciation and amortization	$	xx.x
Asset write-offs		xx.x
Loss on asset disposal and other		xx.x

Noncash charges recorded during the first six months of 2006	$	xxx.x

Note 3. (Continued)

The following summarizes the charges recorded for workforce reductions and reconciles such charges to accrued expenses at June 30, 2006:

(Millions of dollars)	Six Months Ended June 30, 2006
Accrued expenses at December 31, 2005		$28.2
Charges for workforce reductions		xx.x
Other cash charges		x.x
Cash payments		(xx.x	)
Currency		.x

Accrued expenses at June 30, 2006	$	xx.x

Termination benefits related to workforce reductions were accrued in accordance with the requirements of SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities (“SFAS 146”), SFAS No. 112, Employers’ Accounting for Postemployment Benefits, and SFAS No. 88, Employers’ Accounting for Settlements & Curtailments of Defined Benefit Pension Plans and for Termination Benefits, as appropriate. Retention bonuses related to workforce reductions were accrued in accordance with SFAS 146. The majority of the termination benefits and retention bonuses will be paid within 12 months of accrual. The termination benefits were provided under: a special-benefit arrangement for affected employees in the U.S.; standard benefit practices in the U.K.; applicable union agreements; or local statutory requirements, as appropriate. Incremental depreciation and amortization was based on changes in useful lives and estimated residual values of assets that are continuing to be used, but will be removed from service before the end of their originally assumed service period.

Costs of the initiatives have not been recorded at the business segment level, as the Strategic Cost Reductions are corporate decisions. The second quarter 2006 charges have been recorded in cost of products sold ($xxx.x million), marketing, research and general expenses ($xx.x million) and other (income) expense, net ($xx.x million), partially offset by the effects included in the provision for income taxes ($xx.x million) and minority owners’ share of subsidiaries’ net income ($x.x million).

Charges for the first six months of 2006 have been recorded in cost of products sold ($xxx.x million), marketing, research and general expenses ($xx.x million) and other (income) expense, net ($xx.x million), partially offset by the effects included in the provision for income taxes ($xx.x million) and minority owners’ share of subsidiaries’ net income ($x.x million).

Actual costs recorded for the second quarter of 2006 for the Strategic Cost Reductions relate to activities in the following geographic areas:

(Millions of dollars)	North America		Europe		All Other		Total
Incremental depreciation and amortization	$	xx	$	xx	$	xx	$	xx
Asset write-offs		xx		xx		xx		xx
Charges for workforce reductions		xx		xx		xx		xx
Loss on asset disposal and other charges		xx		xx		xx		xx

Total charges	$	xx	$	xx	$	xx	$	xx

Actual costs recorded for the six months ended June 30, 2006, for the Strategic Cost Reductions relate to activities in the following geographic areas:

(Millions of dollars)	North America		Europe		All Other		Total
Incremental depreciation and amortization	$	xx	$	xx	$	xx	$	xx
Asset write-offs		xx		xx		xx		xx
Charges for workforce reductions		xx		xx		xx		xx
Loss on asset disposal and other charges		xx		xx		xx		xx

Total charges	$	xx	$	xx	$	xx	$	xx

See Note 10 for additional information on the total Strategic Cost Reductions by business segment.